Exhibit 99.6

Company	Wolseley PLC
TIDM	WOS
Headline	Trading Statement
Released	07:00 23-Jan-06

RNS Number:2758X
Wolseley PLC
23 January 2006

NEWS RELEASE
23 January 2006

Wolseley plc
Pre-Close Period Trading Statement for five months to 31 December 2005 and Acquisition Update

Wolseley plc, the world's largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials, issues its regular trading statement for the five months to 31 December 2005, prior to entering its close period and announces a further five acquisitions for a total consideration of approximately £14 million. These acquisitions bring Wolseley's total spend on acquisitions, since the beginning of the financial year, to approximately £436 million. The interim results for the six months ending 31 January 2006 are due to be announced on 21 March 2006.

Trading Update

Overview

Business conditions in the Group's principal markets have been broadly in line with comments made in the AGM statement on 17 November 2005.

The Group's results for the first five months to 31 December 2005, prepared under International Financial Reporting Standards (IFRS), show a strong increase in sales and profits driven by high rates of organic growth in North America and recent acquisitions.

After currency translation and including the effect of acquisitions, Group sales for the five months to 31 December 2005 were up by approximately 25% and trading profit up by approximately 20% on the same period in 2004. Currency translation benefited the reported sterling figures by approximately 3%.

The Group's trading margin for the five month period is slightly lower than the equivalent period in the prior year primarily due to commodity price gains last year as well as the impact of acquisitions and additional investments in the business to position the Group for further growth.

Further details of market conditions in each of the Group's business segments are set out below.

North American Plumbing and Heating Distribution

In the USA, housing related activity has been strong, with the repairs and remodelling market benefiting from the positive economic environment. The commercial and industrial sectors continue to improve.

The US plumbing operations have performed strongly with sales in local currency for the five months to 31 December 2005 up by more than 35% and trading profit up by around 30% on the equivalent period in the prior year. The majority of the sales growth was organic. The slightly lower trading margin is in line with internal targets and reflects the absence of commodity price gains, the management focus on achieving strong organic growth in selected markets and the decision to continue to increase the investment in people, logistics and new branch openings.

In Canada, the construction and housing markets remain strong. In local currency, Wolseley Canada achieved a double-digit increase in sales and trading profit was very slightly down compared to the equivalent period in the prior year as a consequence of on-going investment in people and regional supply centres.

US Building Materials Distribution

In US Building Materials, local currency sales were up by more than 20% for the first five months and trading profits up by more than 40% compared to the equivalent period in the prior year.

The continued strength of the US housing market is illustrated by the level of housing starts, which remain at around 2 million per annum and the inventory of unsold houses at around 4.9 months which, although rising, compares favourably to the long-term average of around 6 months. The strong sales growth in the period reflects high single digit organic volume growth and the benefit of acquisitions, partly offset by a 2% net reduction due to changes in lumber and structural panel prices.

Commodity lumber prices, which directly affect approximately 33% of Stock Building Supply's product range, were 8.2% lower. For the 5 months to 31 December 2005, average lumber prices of $369 per thousand board feet compare with $402 per thousand board feet in the prior comparable period. Structural panels, which directly affect a further 13% of Stock Building Supply's product range, increased 3.2% to $415 per thousand square feet, compared to $402 per thousand board feet in the prior period.

Both the trading margin and the return on capital of Stock Building Supply are showing substantial increases on the prior year.

European Distribution

In European Distribution, sales in the five months to 31 December 2005 in sterling, including acquisitions, were up by around 5% compared to the same period in the prior year. Trading profit was marginally lower before the net benefit of the matters unrelated to normal trading, referred to below.

Wolseley UK, including Ireland, increased sales by more than 5% and achieved positive organic growth. Trading profit is marginally higher. In view of continued consumer caution, the first five months have proved to be more challenging than the prior year although the commercial sector, including government spending, continues to show a positive trend. The trading margin was slightly lower due to acquisitions and the initial costs of the new distribution centre infrastructure. The new national distribution centre in Leamington Spa is on schedule to be opened by September 2006.

In France, the results of PBM and Brossette reflect ongoing reorganisations and investment to accelerate future growth. For the 5 months to 31 December 2005 local currency sales in Brossette were up around 2% and trading profit was also very slightly up, before taking account of the anticipated fine from the French Competition Authorities, detailed below. PBM achieved an increase in sales of around 2% in local currency with reported trading profit lower, after restructuring and other one off costs and before the benefit of the customs settlement, outlined below. However, the underlying trading profit is broadly flat compared to the equivalent period in the prior year.

In the rest of Continental Europe nearly all of the Group's businesses showed sales growth, despite most markets remaining broadly flat.

Financial

The results for the period to date have benefited from a net £5 million at the trading profit level and £3 million on the interest line relating to matters unrelated to normal trading. An outstanding claim with the French customs authorities relating to import duties has been settled in PBM's favour resulting in a benefit to trading profit and interest of €13 million (£9 million) and €5 million (£3 million), respectively. In addition, Brossette (together with many other French businesses) is awaiting a decision from the French Competition Authorities which is expected to result in a fine of not more than €5.8 million (£4 million). A provision for this fine has been charged against the trading profit in the period but relates to matters which took place more than ten years ago.

The Group's financial position remains strong with group gearing, as at 31 December 2005, of more than 65% at current exchange rates (compared to 50.6% at 31 July 2005). The higher gearing reflects cash acquisition spend of over £400 million in the five months to 31 December 2005 offset by operating cash flow. The interest charge, before the one-off benefit from the customs settlement, is notably higher than the corresponding period in the prior year due to interest rate rises and the higher level of average borrowings as a result of recent acquisitions.

Outlook

Market conditions in North America are expected to remain strong for the foreseeable future. Although the market in the UK has slowed in recent months, the Group expects its UK business to continue to show modest growth. In France, the reorganisation of Brossette's logistics network and organisational structure will continue in the second half with some associated additional costs. Growth in the French RMI market is likely to remain modest, although there are tentative signs that sales trends are improving. In the rest of Continental Europe, most of the Group's business should show some progress in generally flat markets.

The Group is well positioned for further growth in the second half of the financial year.

Exchange Rates

The average profit and loss account translation rate for the first five months was $1.76 to the £1 compared to $1.85 for the comparable period last year, a rise of 5.1%, and €1.46 to the £1, unchanged compared to the prior year.

Trading profit, a term used throughout this announcement, is defined as operating profit before amortisation of acquired intangibles. Trading margin is the ratio of trading profit to sales stated as a percentage.

Acquisitions Update

Since Wolseley's last acquisitions update announcement on 22 November 2005, an additional five distribution businesses in Europe and North America have been acquired for an aggregate consideration of approximately £14 million in cash.

These acquisitions bring Wolseley's total spend on acquisitions, including debt acquired, since the beginning of the financial year, to approximately £436 million. In total, the 22 acquisitions completed to date are expected to add approximately £697 million to Group turnover in a full year. Goodwill and acquired intangibles related to these 22 acquisitions is estimated to be around £148 million.

European Distribution

In January 2006, PBM in France acquired Charpentes Calonge ("CC") from the Calonge family (Didier, Joelle, Christophe and Sandra) and Bigmat Boismat ("Boismat") from Daniel Leroux. CC fabricates roof trusses and other traditional timber frameworks and is based in south west France. In the year ended 31 December 2004, CC had sales of €2.5 million (£1.7 million) and had gross assets of €0.8 million (£0.5 million) at that date. Boismat is a builders' merchant operating from three branches in the Loire region of France. In the year ended 31 December 2004, Boismat had sales of €7.1 million (£4.9 million) and had gross assets of €2.9 million (£2.0 million) at that date.

Also in January, Tobler in Switzerland acquired Friosol from PanGas. Friosol is a distributor of pipes, valves, fittings (PVF), insulation and gases for the refrigeration and air conditioning markets. In the year ended 31 December 2004, Friosol had sales of CHF11.4 million (£5.0 million) and had gross assets of CHF3.9 million (£1.7 million) at that date.

North American Plumbing and Heating Distribution

In November 2005, Ferguson acquired South Tahoe Plumbing Supply ("S. Tahoe") from B. G. Solley and M. Solley. S. Tahoe distributes plumbing and HVAC equipment primarily for the residential market from a single branch in South Lake Tahoe, California. In the year ended 31 December 2004, S. Tahoe had sales of $1.6 million (£0.9 million) and had gross assets of $0.5 million (£0.3 million) at that date.

In January 2006, Ferguson acquired the assets of Colgan Distributors, Inc. and Colgan Cabinets, Inc. ("Colgan"). Colgan distributes heating, ventilation and air conditioning (HVAC) products and residential cabinets in Louisiana. In the year ended 31 December 2004, Colgan had sales of $11.0 million (£6.2 million) and had gross assets of $3.7 million (£2.1 million) at that date.

The divisional split of the total acquisition spend since 1 August 2005 is:

Division	No. of Acquisitions	Spend
		£ million
European Distribution	8	251
North American Plumbing & Heating Distribution	12	111
US Building Materials Distribution	2	74
TOTAL	22	436

The following exchange rates have been used for the acquisitions noted above:
£1 = €1.46, £1 = CHF2.26, £1 = $1.77.

Charlie Banks, Group Chief Executive of Wolseley, said:

"We have seen another strong performance for the Group as a whole over the first five months of the year. Although Europe remains slow, the US businesses enjoyed a strong start to the year and this encourages us for the months ahead. Furthermore, the acquisitions and other investments we have made position us well for further growth in the second half."

There will be an analyst/investor meeting today at 9.30 a.m. taking place at UBS, 1 Finsbury Avenue, London, EC2.

A dial-in facility will be available for this meeting:
UK dial-in 020 7162 0125
European dial-in + 44 20 7162 0125
International dial-in +1 33 4323 6203

A replay facility will be available until 6 February 2006 by dialling:
UK freephone 0800 358 1860 (UK only)
UK & International +44 (0)20 7031 4064

Pass code 689126

US dial-in +1 954 334 0342
Free phone +1 888 365 0240

Passcode 689126

Following the FTSE's decision to move Wolseley from the Construction and Building Materials sector to the Support Services sector, Wolseley will be hosting a teach-in for analysts and investors who are unfamiliar with the company but would like to know more.

The meeting will be held on 1 February at 14:00 in London. For further details please contact Margaret Nunn, Wolseley Investor Relations at margaret.nunn@wolseley.com or by telephoning +44 (0)118 929 8788.

ENQUIRIES:

Investors/Analysts:
Guy Stainer	0118 929 8744
Head of Investor Relations	07739 778 187

Press:
Penny Studholme	0118 929 8886
Director of Corporate Communications

Brunswick	020 7404 5959
Andrew Fenwick
Deborah Fairbrass

Certain statements included in this announcement may be forward-looking and may involve risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations including, without limitation, discussions of the Company's business and financial plans, expected future revenues and expenditures, investments and disposals, risks associated with changes in economic conditions, the strength of the plumbing and heating and building materials market in North America and Europe, fluctuations in product prices and changes in exchange and interest rates. All forward-looking statements in this respect are based upon information known to the Company on the date of this announcement. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. It is not reasonably possible to itemise all of the many factors and events that could cause the Company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of the Company.

Notes to Editors

Wolseley plc is the world's largest specialist trade distributor of plumbing and heating products and a leading supplier of building materials to professional contractors in North America, the UK and Continental Europe. Group sales for the year ended 31 July 2005 were approximately £11.3 billion and operating profit, before amortisation of intangibles, was £708 million. Wolseley has around 63,000 employees operating in 14 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Belgium, Luxembourg and Denmark. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS.L, NYSE: WOS) and is in the FTSE 100 index of listed companies.

– ENDS –

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